Supplement Dated September 1, 2022
To The Notice Documents Dated April 25, 2022 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE L SERIESSM, PERSPECTIVE II®, and PERSPECTIVE ADVISORY® FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY® FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY and PERSPECTIVE FOCUS FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account III

PERSPECTIVE ADVANTAGE FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account V

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

Effective September 1, 2022, the following changes have been made to "Appendix A: (Funds Available Under the Contract)" of your notice document, in order to reflect recent sub-adviser changes:

➢    For the JNL/PPM America Floating Rate Income Fund, Fidelity Institutional Asset Management, LLC ("FIAM LLC") has been added as a sub-adviser.

➢    For the JNL/T. Rowe Price Short-Term Bond Fund, T. Rowe Price Hong Kong Limited and T. Rowe Price International Limited have been added as sub-sub-advisers.
______________________________
(To be used with JMV7698GWND 04/22, JMV17955GWND 04/22, VC5526GWND 04/22, VC5890MLGWND 04/22, JMV9476MLGWND 04/22, JMV5763MLGWND 04/22, JMV5763WFGWND 04/22, JMV17183GWND 04/22, VC3657GWND 04/22, and VC3723GWND 04/22)

JFV101686 09/22